INVESCO S&P 500 INDEX FUND PLAN PURSUANT TO RULE 18G-3

                                  July 13, 1999


1. The Plan. This Plan is the written multiple class plan for the INVESCO S&P 500 Index Fund (the "Fund") for INVESCO Funds Group, Inc., the general distributor of shares of the Fund and the investment adviser of the Fund ("INVESCO"). It is the written plan contemplated by Rule 18f-3 (the "Rule") under the Investment Company Act of 1940 (the "1940 Act"), pursuant to which the Fund may issue multiple classes of shares. The terms and provisions of this Plan shall be interpreted and defined in a manner consistent with the provisions and definitions contained in the Rule.

2. Similarities and Differences Among Classes. The Fund agrees that one or more classes of that Fund:

            (1) may have a separate service plan or distribution and service plan ("12b-1 Plan"), and shall pay all of the expenses incurred pursuant to that arrangement, and may pay a different share of expenses ("Class Expenses") if such expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than that of other classes. Class Expenses are those expenses specifically attributable to the particular class of shares, namely (a) 12b-1 Plan fees, (b) transfer and shareholder servicing agent fees and
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            administrative  service fees, (c) shareholder meeting expenses,  (d)
            blue sky and SEC registration fees and (e) any other incremental expenses subsequently identified that should be allocated to one class which shall be approved by a vote of that Fund's Board of Directors (the "Directors"). Expenses identified in Items (c) through (e) may involve issues relating either to a specific class or to the entire Fund; such expenses constitute Class Expenses only when they are attributable to a specific class. Because Class Expenses may be accrued at different rates for each class of the Fund, dividends distributable to shareholders and net asset values per share may differ for shares of different classes of the Fund

            (2) shall have exclusive voting rights on any matters that relate solely to that class's arrangements, including without limitation voting with respect to a 12b-1 Plan for that class;

            (3) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class;

            (4) may have a different arrangement for shareholder services, including different sales charges, sales charge waivers, purchase and redemption features, exchange privileges, loan privileges, the availability of certificated shares and/or conversion features; and
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            (5) shall have in all other respects the same rights and
            obligations as each other class.

3. Allocations of Income, Capital Gains and Losses and Expenses. Income, realized and unrealized capital gains and losses, and expenses of the Fund other than Class Expenses allocated to a particular class shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

4. Expense Waivers and Reimbursements. From time to time the Adviser may voluntarily undertake to (i) waive any portion of the management fee charged to the Fund, and/or (ii) reimburse any portion of the expenses of the Fund or of one or more of its classes, but is not required to do so or to continue to do so for any period of time. The quarterly report by the Advisor to the Directors of Fund expense reimbursements shall disclose any reimbursements that are not equal for all classes of the Fund.

5. Disclosure. The classes of shares to be offered by the Fund, and other material distribution arrangements with respect to such classes, shall be disclosed in the prospectus and/or statement of additional information used to offer that class of shares. Such prospectus or statement of additional information shall be supplemented or amended to reflect any change(s) in classes of shares to be offered or in the material distribution arrangements with respect to such classes.

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6.    Independent  Audit. The methodology and procedures for calculating the net asset value, dividends and distributions of each class shall be reviewed by an independent auditing firm (the "Expert"). At least annually, the Expert, or an appropriate substitute expert, will render a report to the Funds on policies and procedures placed in operation and tests of operating effectiveness as defined and described in SAS 70 of the AICPA.

7. Offers and Sales of Shares. INVESCO will maintain compliance standards as to when each class of shares may appropriately be sold to particular investors, and will require all persons selling shares of the Fund to agree to conform to such standards.

8. Rule 12b-1 Payments. The Treasurer of INVESCO Stock Funds, Inc. (the "Company") shall provide to the Directors of the Company, and the Directors shall review, at least quarterly, the written report required by the Company's 12b-1 Plan. The report shall  include information  on (i) the amounts  expended  pursuant to the 12b-1 Plan,
      (ii) the  purposes  for which  such  expenditures  were  made and (iii)
      the  amount of INVESCO's  unpaid  distribution  costs (if recovery of such costs in future periods is permitted  by that 12b-1  Plan),  taking into  account  12b-1 Plan  payments  paid to INVESCO.
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9.    Conflicts. On an ongoing basis, the Directors of the Company,  pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of the classes. INVESCO will be responsible for reporting any potential or existing conflicts to the Directors. In the event a conflict arises, the Directors shall take such action as they deem appropriate.

10. Effectiveness and Amendment. This Plan takes effect for the Fund as of the date of adoption shown below. This Plan has been approved by a majority vote of the Board of the Company and of the Company's Board members who are not "interested persons" (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements relating to the Plan (the "Independent Directors") of the Fund at meetings called on this Plan. Prior to that vote, (i) the Board was furnished by the methodology used for net asset value and dividend and distribution determinations for the Fund, and (ii) a majority of the Board and its Independent Directors determined that the Plan as proposed to be adopted, including the expenses allocation, is in the best interests of the Fund as a whole and to each class of the Fund individually. Prior to any material amendment to the Plan, the Board shall request and evaluate, and INVESCO shall furnish, such information as may be reasonably necessary to evaluate such amendment, and a majority of the Board and its Independent Directors shall find that the Plan as proposed to be amended, including the expense allocation, is in the best interest of each class, the Fund as a whole and each class of the Fund individually. No material amendment to the Plan shall be made by any Fund's Prospectus or Statement of Additional Information or any supplement to either of the foregoing, unless such amendment has first been approved by a majority of the Fund's Board and its Independent Directors.

Adopted by the Board of  INVESCO Stock Funds, Inc. on February 3, 1999.


                              /s/ Glen A. Payne
                              -----------------------------------------
                              Glen A. Payne, Secretary